UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ______)*

                        PRISM FINANCIAL CORPORATION
 --------------------------------------------- ---------------------------
                              (Name of Issuer)

                        COMMON STOCK, $.01 PAR VALUE
 -------------------------------------------------------------------------
                       (Title of Class of Securities)


                                74264Q-10-8
                                -----------
                               (CUSIP Number)

       NANCY C. ABRAMS, AS EXECUTOR OF THE ESTATE OF BRUCE C. ABRAMS
                           C/O LOUIS S. HARRISON
                           LORD, BISSELL & BROOK
                             115 SOUTH LASALLE
                               (312) 443-0700
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             DECEMBER 16, 1999
 ----------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 74264Q-10-8

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1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Nancy C. Abrams, as Executor of the Estate of Bruce C. Abrams

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2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
         (b)   X

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3.       SEC Use Only

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4.       Source of Funds (See Instructions)     OO

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5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)

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6.       Citizenship or Place of Organization        USA

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Number of         7.       Sole Voting Power         5,503,745
Shares
Beneficially      -----------------------------------------------------------
Owned by          8.       Shared Voting Power       0
Each
Reporting         -----------------------------------------------------------
Person            9.       Sole Dispositive Power    5,503,745
With
                  -----------------------------------------------------------
                  10.      Shared Dispositive Power  0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         5,503,745

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions).      X

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13.      Percent of Class Represented by Amount in Row (11)    37.63

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14.      Type of Reporting Person (See Instructions)
                   IN



          Item 1. Security and Issuer. This statement relates to beneficial ownership of shares of the Common Stock, $.01 par value (the "Common Stock") of Prism Financial Corporation, a Delaware corporation (the "Issuer"), 440 North Orleans, Chicago, Illinois 60610.

          Item 2. Identity and Background. This is statement is being filed by Nancy C. Abrams (the "Executor"), as Executor of the Estate of Bruce C. Abrams (the "Estate"). The Executor's address, as Executor of the Estate, is Nancy C. Abrams, as Executor of the Estate of Bruce C. Abrams, c/o Louis
S. Harrison, Lord, Bissell & Brook, 115 South LaSalle, Chicago, IL 60603. The Executor is not presently employed, other than in her role as Executor of the Estate. The Executor is a citizen of the United States of America.

          The Executor has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. Furthermore, the Executor has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3. Source and Amount of Funds or Other Consideration. No funds of, or other consideration from, the Estate was used or is to be used in making any purchases of Common Stock. The Estate acquired the Common Stock as a result of the death of Bruce C. Abrams.

          Item 4. Purpose of Transaction. The Estate acquired the Common Stock as a result of the death of Bruce C. Abrams. The Estate is considering its alternatives with respect to the Common Stock. Among the alternatives, the Estate will consider disposing of the Common Stock in a private transaction. The Estate has not yet had any discussions with prospective purchasers. A disposition of the Common Stock is not necessary to pay estate taxes. The Estate has no present intention to dispose of the Common Stock piecemeal on the public market.

          Other than as set forth above, the Estate currently has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of The Securities Exchange Act of 1934 (the "Act"); or (j) any action similar to any of those enumerated above.

          Item 5. Interest in Securities of the Issuer. The Executor is the beneficial owner of 5,503,745 shares (or approximately 37.63%) of the issued and outstanding Common Stock. As Executor of the Estate, the Executor has sole power to vote and to dispose of the Estate's shares. The Executor has not effected any transactions in the Common Stock in the past sixty days.

          In addition, Nancy C. Abrams, individually, is a beneficiary of the Abrams Capital Trust (the "Trust"), which holds 317,529 shares (or approximately 2.17%) of the issued and outstanding Common Stock. However, Nancy C. Abrams does not, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, have or share (i) voting power which includes the power to vote, or to direct the voting of such shares or (ii) investment power which includes the power to dispose, or to direct the disposition of such shares. As such, Nancy C. Abrams disclaims any beneficial ownership in such shares as the term "beneficial ownership" is defined in Rule 13d-3 promulgated under the Act.

          Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 and between such person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies. Nevertheless, a disposition of the Estate's shares could also result in a disposition of Common Stock by the Trust.

          Item 7. Material to be Filed as Exhibits.

          None.



          SIGNATURE. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE: January 28, 2000.

                                         /s/ Nancy C. Abrams
                                         -------------------------------
                                         Nancy C. Abrams, as Executor
                                         of the Estate of Bruce C. Abrams